Exhibit 99.3

MINOREX CONSULTING LTD.

25856 - 28th Avenue, Aldergrove,

British Columbia, Canada  V4W 2Z8

Tel:  604-857-0442

November 30, 2009

To:

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Dear Sirs/Mesdames:

Re:

Canplats Resources Corporation:  Consent of J. Douglas Blanchflower, P. Geo., regarding the Technical Report ‘Preliminary Assessment based on report titled ‘Technical Assessment of Camino Rojo Project, Zacatecas, Mexico, September 2009’, and references thereto

I, J. Douglas Blanchflower, P. Geo., consent to the public filing of the technical report titled ‘Preliminary Assessment based on report titled ‘Technical Assessment of Camino Rojo Project, Zacatecas, Mexico’ dated October 16, 2009 and amended November 30, 2009 (the ’Technical Report’).

I consent to extracts from the Technical Report being disclosed in News Release by Canplats Resources Corporation dated October 19, 2009.

I confirm that I read the Canplats Resources Corporation’s October 19, 2009 news release, and that the disclosure of the mineral resources, and the key assumptions, parameters and methods used in estimating the mineral resources, for which I am responsible, fairly and accurately represent the information in the Technical Report that supports the disclosure.

Dated this 30th day of November, 2009

(Signed by J. Douglas Blanchflower)

(signed and sealed copy on file)

J. Douglas Blanchflower, P. Geo.